ทะเบียนเลขที่ บมจ. 53

File No. 82-3827

02 SEP 13 AM 10:50

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 810/171/2002

Finance Dept.
Tel. 66 (0) 2537-4512

SUPPL

Date: September 4, 2002

Subject: Evergreen Filing for PTT Exploration and Production Public Co., Ltd. (PTTEP)

Attn: United States Securities and Exchange Commission

To maintain the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for foreign private issuers, PTT Exploration and Production Public Company Limited (PTTEP) (File No. 82-3827) would like to provide as follows (s):

- ☐ Annual Report of ______
- ☐ Financial Statement ______
- ☐ News Release on ______
- ☑ Copy of the letter to the Stock Exchange of Thailand dated ______ September 4, 2002: "Participation interest increase in Exploration Project – Block 16-1, Vietnam"
- ☐ Others ______

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

Yours sincerely,

Wanna-arpa P.

Wanna-arpa Pukphibulya
Senior Officer, Investor Relations

อาคารสำนักงาน ปตท.สผ. 555 ถนนวิภาวดีรังสิต เขตจตุจักร กรุงเทพฯ 10900 โทร. +66 (0) 2537-4000, 2936-2626 แฟ็กซ์ : +66 (0) 2537-4444, 2936-2666-7 http://www.pttep.com

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

File No. 82-3827

PTTEP No. 1.810 /273/02

Finance Department
Tel. 02-537-4512

September 4, 2002

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Participation interest increase in Exploration Project – Block 16-1, Vietnam

Reference is made to PTTEP Hoang Long Company Limited (PTTEP HL), a subsidiary of PTT Exploration and Production Public Company Limited (PTTEP), which has a participation interest in exploration project – Block 16-1 located offshore southeast of Vung Tau City, Vietnam on February 2002. The other joint venture partners are PetroVietnam Exploration and Production (a wholly owned subsidiary of PetroVietnam), Amerada Hess Vietnam Ltd., SOCO Vietnam Ltd. (affiliate of SOCO International Plc.) and OPECO Vietnam, Ltd.

PTTEP HL has entered into a Sales and Purchase Agreement with Amerada Hess Vietnam Ltd. whereby PTTEP HL will acquire 13.50% interest of Amerada Hess Vietnam Ltd. The remaining 13.50% interest will be acquired by SOCO Vietnam Ltd. After the acquisition, PTTEP HL will increase its participation interest from 15% to 28.50% and will be committed to spend an additional amount of approximately US$3 million under the work obligation during 2002-2003. The agreement will become fully effective upon receiving approvals from PetroVietnam and the Vietnamese Government. After the approvals, the joint venture partners will consist of PetroVietnam Exploration and Production, PTTEP HL, SOCO Vietnam Ltd., and OPECO Vietnam, Ltd. with 41%, 28.50%, 28.50% and 2% interests respectively.

Yours sincerely,

Tevin Vongvanich
Senior Vice President Operation
Acting President